

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2013

Via E-mail
Randall F. Pearson
President
Sundance Strategies, Inc.
4626 North 300 West, Suite No. 365
Provo, UT 84604

> **Re:** **Sundance Strategies, Inc.**
> **Amendment No. 3 to Form 8-K**
> **Filed September 12, 2013**
> **File No. 000-50547**

Dear Mr. Pearson:

We have reviewed your responses to our letter dated July 26, 2013 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We have referred your response to our prior comment regarding whether you may be an investment company to the Division of Investment Management. If we have any additional comments, we will let you know.

Business, page 7

2. We note your response to our prior comment 2. Please provide support for your statement that you are in the process of raising additional cash resources or revise to remove. Similarly, provide support for or remove the statement on page 16 that you have had preliminary discussions with alternate lending sources.

3. We note your response to our prior comment 7 and continue to disagree with your analysis. Please disclose here the name of the European financial institution that serves as the Senior Lender and, if applicable, its corporate fiduciary with whom you coordinate.

We note that the Senior Lender is currently the only lender providing financing for the policies securing the NIBs. In addition, we note that the ongoing availability of Senior Loans allows for the creation of products like NIBs and that the NIBs are by-products of such Senior Loans. Further, we note that the Senior Lender could demand repayment and all future premiums which could be your responsibility. We also note that you intend to renegotiate the Senior Loans or have alternate financing available prior to the end of their terms. While we note your disclosure that you do not have a direct contractual relationship with the Senior Lender, such Senior Lender appears material to you and your operations as you rely on this one lender for the loans related to the NIBs.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel